Exhibit 12

               RATIO OF EARNINGS TO FIXED CHARGES



                  Thirty-Nine Weeks Ended           Fiscal Year Ended
                  Feb. 26, Feb. 27,    May 29, May 30, May 31, May 26, May 27,
                    1995       1994      1994    1993   1992    1991    1990

Ratio of Earnings
  to Fixed Charges  5.48       8.32      6.12    8.43   8.97    7.68    7.33


For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.